Morgan, Lewis & Bockius

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Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

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WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

April 24, 2023

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited
Response to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on March 9, 2023 CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 23, 2023 on the Company’s amendment No. 1 to the draft registration statement on Form F-1 confidentially submitted on March 9, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Cover Page

1.	Refer to prior comment 1. Please provide a clear statement on the cover pages that failure to comply with applicable PRC laws and regulations could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, consistent with your disclosure on pages 3 and 38.

In response to the Staff’s comment, the Company has added the referenced disclosure on the cover page of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

2.	We note that your response to comment 7 suggests that the metrics presented on page 15 serve as key performance indicators with respect to the respective operating performances of Kamai Group and Reitar Group. Please include these quantified metrics along with relevant discussion of their period-over-period variances when discussing the respective period-over-period variances in Kamai Group’s and Reitar Group’s revenues. We refer you to Item 303(a) of Regulation S-K and Section III.B.1. of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has added the relevant disclosure on pages 71 and 79 of the Revised Draft Registration Statement.

Management, page 109

3.	We note your response to our comment 10 and your statement that the Company recognizes a need to enhance its capabilities in preparing its financial statements in U.S. GAAP and SEC reporting requirements when it becomes a listed company and will endeavor to hire additional qualified accounting and financial personnel with appropriate knowledge and experience specifically in U.S. GAAP accounting and SEC reporting requirements in this regard. As it appears you need to hire additional personnel with sufficient experience in U.S. GAAP and SEC rules and regulation, please revise to provide a risk factor documenting this as a material weakness in your internal control and discuss the ramifications.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 28 and 74 of the Revised Draft Registration Statement. The Company recognizes its current inadequacy in certain areas of internal control over financial reporting, including a lack of personnel adequately trained in U.S. GAAP, and a need to enhance its capabilities in preparing its financial statements in U.S. GAAP and SEC reporting requirements when it becomes a listed company, and has revised the disclosure accordingly. The Company respectfully submits that, as set forth on page F-2 of the Revised Draft Registration Statement in the audit opinion preceding the financial statements, its registered public accounting firm has not performed an assessment of the effectiveness of the Company’s internal control over financial reporting.

Experts, page 149

4.	We note your response to comment 16. To coincide with the respective auditor reports, please revise to specifically identify the financial statements as those of “Reitar Logtech Holdings Limited” and “Reitar Capital Partners Limited."

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 149 of the Revised Draft Registration Statement.

Reitar Logtech Holdings Limited

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-35

5.	We note your response to our comment 24 and your revisions to your filing. Please address the following:

●	Please revise your filing to explicitly state that you record utility revenues and utility expenses on a net basis in the income statement, as you have in your response.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-35 of the Revised Draft Registration Statement. The Company believes that the utility fees pass-through the Company from the tenant to the lessor. There is no transfer of service or goods from the Company to any parties. These amount does not result in any income statement effect because the utility fees are neither income or expense of the Company nor related to the operation of the Company.

●	Please tell us how this net presentation is consistent with your election of the practical expedient to not separate non-lease components from lease components. Within your response, please reference the authoritative accounting literature management relied upon.

In response to the Staff’s comment, the Company respectfully provides the following accounting analysis:

ASC 842-10-15 provides that components of a contract include only those items or activities that transfer a good or service to the lessee. Common examples of activities that do not transfer a good or service to the lessee include the lessee’s payments for administrative tasks, insurance costs and property taxes. These examples indicate that activities without the provision of services or goods to others are not a component of a contract. As such, the Company believes that it is important to determine whether collecting utility fees from tenants on behalf of the lessor is a non-lease component.

The contracts signed by the Company with the lessor and the contracts signed by the Company with the tenant indicate that (1) the Company collects utility fees from the tenant on behalf of the lessor; (2) the tenant is the primary responsible party of the utility fees as it is the user of the leased area; and (3) The lessor is the statutory obligor for the utility fees to utility service providers. The Company has no provision of services or goods to either the lessor or the tenant in the matter of the utility fees. Instead, the Company acts as a middle person to collect the utility fees from the tenant and transfer to the lessor. Such amount does not give rise to a separate component of the contract. The case is similar with the examples listed in ASC 842-10-15 relating to insurance costs and property taxes incurred in a contract, which are the responsibility of the lessor or the tenant. As such, the Company believes that the utility fees are not a component of a contract and thus not qualified as a non-lease component from lease components. Therefore, no further analysis in relation to the practical expedient is required as the practical expedient is about to account for each separate lease component and its associated non-lease components as a single lease component. In the case, no non-lease components are identified.

●	Please tell us how you determined net presentation is consistent with U.S. GAAP. Within your response, please reference the authoritative accounting literature management relied upon.

In response to the Staff’s comment, the Company respectfully submits that the Company believes that there are no economic benefits to the Company in the case of collecting utility fees on behalf of the lessor from the tenant. The Company believes that the utility fees pass-through the Company from the tenant to the lessor. There is no transfer of service or goods from the Company to any parties. These amount does not result in any income statement effect because the utility fees are neither income or expense of the Company nor related to the operation of the Company. As such, net presentation is appropriate in this case.

Note 1 - Pro forma adjustments

Purchase Price Consideration, page F-49

6.	We note your response to comment 28 and disclosure that you assumed the fair market value of the 10,000 shares issued to acquire Reitar Capital Partners Limited to be equal to HK$8,405,556 as of November 9, 2022. We continue to be unclear how you derived the fair value of these shares. Please tell us how you applied ASC 820-10 when estimating fair value of the 10,000 shares. In addition, please revise your disclosure to provide qualitative and quantitative information with respect to how this value was derived.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the pages F-49 of the Revised Draft Registration Statement. The Company respectfully provides the following accounting analysis:

ASC 820-10-20 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 does not prescribe which valuation approaches or techniques should be used when measuring fair value and do not prioritize among the techniques. Instead, ASC 820-10-35-24 states that reporting entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The application of the various approaches and techniques may indicate different estimates of fair value. These estimates may not be equally representative of fair value due to factors such as assumptions made in the valuation, or the quality of inputs used. Fair value will be based on the most representative point within the range in the specific circumstances.

The Company believes it is important to choose the appropriate valuation approach based on the industry of the Company, market environment and the investment structure. It is important that the fair value should represent the transaction price of a hypothetical sale to a market participant. As such, data from the market should directly relate to the current market condition and perform adjustments if necessary.

There are three widely used valuation approaches including the market approach, cost approach, and income approach:

●	Market Approach. The market approach is a valuation technique that bases the estimated market value on market prices in actual transactions. The technique consists of collecting selling prices for comparable assets. After studying the selling prices, value adjustments are made for comparability differences. The Company does not consider the market approach is the appropriate method to assess the fair value of the share price of the Company as there are no comparable companies in Hong Kong which engaged in the similar business operation with available information.

●	Income Approach. The income approach is a valuation technique that capitalizes the anticipated income from an appraised asset. This approach is predicated on developing either cash flow or income projections which are then discounted for time and risk. The Company does not consider the income approach is appropriate as the application of such approach involves plenty of assumptions in formulating the financial projection of the Company, which may not be accurate considering the economic condition in Hong Kong at the time of acquisition (i.e. November 2022) being significantly affected by the prolonged COVID-19 epidemic, the recurrent waves of outbreak since March 2022 and the lockdown measures. Accordingly, the future outlook and development of the logistics solution market in Hong Kong still remains unpredictable with high level of uncertainty as at the date of acquisition. Therefore, the Company believes that the application of income approach has its limitation since the assumptions to be made may not accurately reflect the future performance of the Company. Any inaccurate assumption may impose significant impact on the cash flow projection and the rate of return, which may in turn cause the resulted fair value to be unreliable considering the unstable economic condition in Hong Kong.

●	Cost Approach. The cost approach is a valuation technique that uses the concept of replacement as a value based on the principle of substitution. A prudent investor would pay no more than the amount for an asset for which he could replace the asset new. The replacement cost is then adjusted for losses in value due to a variety of factors.

The Company has thoroughly evaluated the merits of each of the three conventional valuation methods and determined that the cost approach was best suited to estimating the fair value of the share issued as of the measurement date primarily because the reliability of information about anticipated future benefits may be limited considering the unstable economic condition in Hong Kong. The cost approach effectively estimates a floor for the fair value as a prudent investor would pay no more than the amount for an asset for which he could replace the asset new. Therefore, the Company believes it is more prudent, reliable and observable to adopt the cost approach to estimate the fair value of the Company’s shares based on the Company’s assets and liabilities on the acquisition date.

7.	Similarly we note your response to comment 29 and disclosure on page F-50 that suggest you also assumed the fair market values of Reitar Capital Partners Limited’s assets and liabilities at the November 9, 2022 acquisition date to be equal to their respective carrying values. We continue to be unclear how you derived the fair value of these assets and liabilities. Please tell us how you applied ASC 820-10 when estimating fair value of these assets and liabilities. In addition, please revise your disclosure to provide qualitative and quantitative information with respect to how the estimated fair values of the assets acquired and liabilities assumed were derived.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the pages F-50 and F-51 of the Revised Draft Registration Statement. The Company respectfully provides the following accounting analysis:

ASC 820-10-20 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. With reference to ASC 820-10-55-26A, the Company acquires assets and assumes liabilities in a business combination. The Company measures the fair value of each asset individually, consistent with the specified unit of account for the assets. The unit of account represents the level of aggregation or disaggregation of assets, liabilities, or equity instruments for recognition in the financial statements.

Other assets and liabilities. The carrying amounts reported in the pro forma financial statements for cash and cash equivalents, contracts receivable, other current assets, amount due from related parties, deposits paid accounts payable, accruals and other payables, amount due to related parties, tax payable, deferred tax and deposits received are approximate to their respective fair values because of the short-term nature of these accounts.

Property and equipment. Property and equipment was valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors. The cost approach is applied by estimating the amount that would be required currently to construct a substitute machine of comparable utility. The estimate takes into account the condition of the machine and the environment in which it operates, including physical wear and tear, improvements in technology, conditions external to the condition of the machine such as a decline in the market demand for similar machines, and installation costs.

Right-of-use assets and lease liabilities. The carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com or Mr. William Ho at +852.3551.8513 or via e-mail at william.ho@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

William Ho, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP